Tor Soderquist



Information Technology professional with extensive knowledge of development, operations and service. Leadership skills in line, service and project management positions with focus on providing business value.

PROFESSIONAL EXPERIENCE

Owner, Mjolner Technologies LLC, Yonkers, New York,   **2013 - Current**
- Providing IT advisory in areas of requirements, development, installation, documentation, operations, and management of office and production systems for startups and established businesses.

Director of IT, Consultant, Clearingbid Inc., New York, New York   **2016 - 2017**
- Planned and managed early stages of the IT organization's need for systems and infrastructure; office technology, cloud-based hosting, software systems for servers and web frontends.

Deputy Commissioner of IT, City of Yonkers, Yonkers, New York,   **2014 - 2015**
- Facilitated and coordinated planning and implementation of data processing systems for finance and utilities for the City of Yonkers - Advised City management in the most effective use of the City's data processing systems and office services through increased use of cloud services for operations, disaster recovery and desktop environments.

Director, Service Management,   **NASDAQ OMX, New York, NY**   **2011- 2013**
- Supervised team of Service Managers and Technical Operations Managers providing external system customers and internal clients with application and infrastructure services with objectives of increasing effectiveness, creating cost savings, and improving customer satisfaction.

Service Manager, OMX Technology/NASDAQ OMX, New York, NY   **2005 - 2011**
- Managed relationships with external clients including day-to-day account relations, incident management, problem management, change management, systems development, release management, service level agreements, contract management for infrastructure and applications - Specified, developed, tested, and installed system adaptations according to customer requirements.

Account Manager/Developer, OM US/OMX Technology, New York, NY   **2000 – 2005**
- Led a team providing software development and support in the U.S., primarily servicing major exchange customers specified, developed, tested, and installed system adaptations according to customer requirements - Managed the relationship with exchange clients, provided specifications, development, release management, financial management, incident management, problem management, change management

On-Site Support Manager/Developer, OM US, New York, NY   **1995 – 2000**
- Supported, developed, and coordinated the installation of a system automating the specialist orderbook for a large stock and options exchange - Managed specification, development, delivery, and acceptance of the OM CLICK Exchange system for a new electronic options exchange.
- **Consultant/Developer, Project Manager, Accept/Cap Gemini, OM, Stockholm, Sweden**   **1986 - 1995**

EDUCATION

Fordham Graduate School of Business, New York, NY   **2002 - 2006**
- M.B.A., Information and Communication Systems

Stockholm University, Stockholm, Sweden   **1983 - 1986**
- B.Sc., Systems Science/Computer Science

TECHNICAL SKILLS

Cloud Environments: Amazon AWS, Microsoft Azure - **Management Tools**: MS Project, Hyperion Essbase, BMC Remedy/ITSM - **Office Products**: MS Office, SharePoint, Office365 - **Certificates**: ITIL Foundation Certification, FINRA Series 99 - **Networking**: Cisco - **Training (SkillSoft)**: PMI Agile Practitioner, ScrumAlliance ScrumMaster - **Computer Languages**: C/C++/Objective-C, SQL, Javascript, Shell scripting, Python - **Databases**: Oracle Rdb, SQL Server, MS Access, MySQL - **Operating Systems**: Windows, Linux/UNIX, OpenVMS, iOS - **Phone Systems:** VOIP